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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 10)(*)

                              Campbell Soup Company
                                (Name of issuer)

                         Capital Stock, par value $.0375
                         (Title of class of securities)

                                   134 429 109
                                 (CUSIP number)

Judith R. Thoyer, Esq.                          Leonard B. Boehner, Esq.
Paul, Weiss, Rifkind, Wharton & Garrision       Morris & McVeigh LLP
1285 Avenue of the Americas                     767 Third Avenue
New York, NY 10019                              New York, NY 10017
(212)373-3000                                   (212)418-0540

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 4, 2003
             (Date of event which requires filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

            Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                  (Page 1 of 7)

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      (*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.134 429 109              Schedule 13 D                      Page 2 of 7

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Hope H. van Beuren

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) / /
                                                                   (b) / /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)
      00

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

NUMBER OF               7.    SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8.    SHARED VOTING POWER
EACH                          10,474
REPORTING
PERSON WITH             9.    SOLE DISPOSITIVE POWER
                              5,995,291

                        10.   SHARED DISPOSITIVE POWER
                              14,649,964

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      20,645,255

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                               / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.0%

14.   TYPE OF REPORTING PERSON (See Instructions)
      IN
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CUSIP No.134 429 109              Schedule 13 D                      Page 3 of 7

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      John A. van Beuren

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) / /
                                                                   (b) / /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)
      00

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

NUMBER OF               7.    SOLE VOTING POWER
SHARES                        0
BENEFICIALLY
OWNED BY                8.    SHARED VOTING POWER
EACH                          42,287,095
REPORTING
PERSON WITH             9.    SOLE DISPOSITIVE POWER
                              5,385,862

                        10.   SHARED DISPOSITIVE POWER
                              15,220,854

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      42,290,914

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                               / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.3%

14.   TYPE OF REPORTING PERSON (See Instructions)
      IN
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CUSIP No.134 429 109              Schedule 13 D                      Page 4 of 7

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      David C. Patterson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)
                                                                   (a) / /
                                                                   (b) / /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (See Instructions)
      00

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                    / /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

NUMBER OF               7.    SOLE VOTING POWER
SHARES                        1,000
BENEFICIALLY
OWNED BY                8.    SHARED VOTING POWER
EACH                          42,767,361
REPORTING
PERSON WITH             9.    SOLE DISPOSITIVE POWER
                              1,000

                        10.   SHARED DISPOSITIVE POWER
                              4,777,760

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      42,804,368

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                               / /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.4%

14.   TYPE OF REPORTING PERSON (See Instructions)
      IN
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                                                                     Page 5 of 7



            This statement is the tenth amendment to the statement on Schedule 13D filed by Hope H. van Beuren ("Mrs. van Beuren"), John A. van Beuren ("Mr. van Beuren") and David C. Patterson ("Mr. Patterson"). This statement is the thirteenth amendment to the statement on Schedule 13D of Mrs. van Beuren. This statement relates to Shares of Capital Stock, par value $.0375 per share (the "Shares") of Campbell Soup Company (the "Company").

            Mr. van Beuren and Mr. Patterson are Trustees (the "Trustees") of the Major Stockholders' Voting Trust (the "Voting Trust") under a Voting Trust Agreement dated as of June 2, 1990 ("Trust Agreement") which was formed by certain descendants (and spouses, fiduciaries and a related foundation) of the late Dr. John T. Dorrance, Sr.

            This Amendment is filed to report that the number of Shares held by the Trustees has been reduced by more than 1% of the outstanding Shares, through withdrawals or sales, since the last 13D Amendment was filed in September 2002, although the participants in the Voting Trust who withdrew Shares continue to hold a beneficial interest in most of them. The Voting Trust now holds a total of 42,247,219 Shares. See Item 5 below.

            Mr. and Mrs. van Beuren and Mr. Patterson are sometimes collectively referred to as the "Reporting Persons". Information with respect to each of the Reporting Persons is given solely by the respective filing person, and no Reporting Person has any responsibility for the accuracy and completeness of information supplied by any other Reporting Person.

            Item 5 is amended to read in full as set forth below.

            Item 5. INTEREST IN SECURITIES OF THE ISSUER

            The Trustees of the Voting Trust have shared voting power over a total of 42,247,219 Shares held under the Trust Agreement, which represents
10.3% of the outstanding Shares of the Company's Capital Stock. The Reporting Persons and related persons also have an interest in 7,860,507 additional Shares held outside the Voting Trust which, when added together with the Shares held in the Trust, represent 12.2% of the outstanding Shares. These Shareholdings include 5,995,291 Shares with sole dispositive power held by Mrs. van Beuren and 5,385,862 Shares with sole dispositive power held by her husband, Mr. van
Beuren. Mr. and Mrs. van Beuren also hold 15,257,861 Shares with shared dispositive power, including Shares held by family partnerships, trusts and a family foundation. Mr. Patterson, as Chairman of Brandywine Trust Company, a corporate trustee, has sole voting and dispositive power over 1,000 Shares and shared dispositive power over 520,142 Shares. Percentages set out above are based on 410,418,902 Shares outstanding on December 4, 2002, as shown by the Company's latest Form 10-Q. Each Reporting Person disclaims beneficial ownership in Shares held by his or her spouse, children, grandchildren, fiduciaries and related partnerships, trusts and foundations.
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                                                                     Page 6 of 7



            The Voting Trust terminates on June 1, 2008.

            The decision as to the voting of Shares held in the Voting Trust must be approved by both Trustees, who are Messrs. van Beuren and Patterson. Under the Trust Agreement, participants in the Voting Trust have been divided into two groups, one group for Dorrance H. Hamilton and her descendants (the "Hamilton Group") and one group for Mrs. van Beuren and her descendants (the
"van Beuren Group"). Each group may designate a Family Trustee, and both Groups acting together may designate a Non-Family trustee. Mr. van Beuren has been designated as the Family Trustee for the van Beuren Group and Mr. Patterson has been designated as the Non-Family Trustee. The Hamilton Group has not designated a Family Trustee. At such time as there are Family Trustees representing both Groups, in the event of a disagreement between them, the shares of the minority may be withdrawn. The Trustees may request the Company to pay dividends directly to the beneficial owner of the Shares under the Trust Agreement. The Trustees do not have power to dispose of Shares held under the Voting Trust, except a
Trustee has power to dispose of Shares contributed by him or her. See Sections 5 and 9 of the Trust Agreement filed as Exhibit A to Amendment No. 1 to this
Schedule 13D.
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                                                                     Page 7 of 7


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2003


                                            HOPE H. VAN BEUREN
                                            JOHN A. VAN BEUREN
                                            DAVID C. PATTERSON



                                            /s/John A. van Beuren
                                            ------------------------------------
                                            John A. van Beuren, individually
                                            and as attorney-in-fact for Hope H.
                                            van Beuren and David C. Patterson(1)





Schedule 13DFeb.03

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      (1) Powers of Attorney are incorporated by reference to Exhibit N, and the
Joint Filing Agreement by reference to Exhibit O, filed with Amendment No. 9 to
Schedule 13D filed by the Reporting Persons in September 2002.